Bond Street Holdings, Inc.

2500 Weston Road, Suite 300

Weston, Florida 33331

May 23, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mark Webb

Re:

Bond Street Holdings, Inc.

Registration Statement on Form S-1

File No. 333-174227

Dear Mr. Webb:

Reference is made to the Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (the “Commission”) by Bond Street Holdings, Inc. (the “Company”) on May 16, 2011, as amended by Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on September 20, 2011 (File No. 333-174227) (the “Registration Statement”).  At the Commission’s request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of the Registration Statement together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Registration Statement has not been declared effective by the Commission, and the Company confirms that it has not sold any securities pursuant to the Registration Statement.  The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company acknowledges that the registration fee paid in connection with the Registration Statement will not be refunded.  The Company may file a registration statement with the Commission at a later date, and, in such case, it requests that the registration fee previously paid in connection with the filing of the Registration Statement be credited for future use by the Company in accordance with Rule 457(p) of the Securities Act.

We would appreciate it if you would please provide the Company’s counsel, Peter G. Smith of Kramer Levin Naftalis & Frankel LLP, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (212) 715-8000.

Should you have any questions regarding this matter, please contact Mr. Smith at (212) 715-9401. Thank you for your assistance.

Sincerely,

Bond Street Holdings, Inc.

By:	/s/ Kent S. Ellert
Name:	Kent S. Ellert
Title:	Chief Executive Officer

cc:     Stuart I. Oran

          Peter G. Smith